NEW YORK LIFE INVESTMENTS VP FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NY 10010

October 4, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  New York Life Investments VP Funds Trust
Registration Nos. 002-86082 and 811-03833-01

Dear Sir/Madam:

Submitted electronically for filing pursuant to Rule 485(a)(2) are the Prospectus and Statement of Additional Information for NYLI VP MFS® Investors Trust Portfolio, NYLI VP MFS® Research Portfolio, and NYLI VP Newton Technology Growth Portfolio, each a new series of New York Life Investments VP Funds Trust (the “Trust”), filed as Post-Effective Amendment No. 154 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 155 under the Investment Company Act of 1940, as amended.

No fee is required in connection with this filing. Please direct any questions concerning the registration statement to the undersigned at (973) 610-0124 or thomas_humbert@nylim.com.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert, Jr.
Assistant Secretary